

January 29, 2010

Thomas W. Scott
Chairman of the Board of Directors
First Interstate BancSystem, Inc.
401 North 31st Street
P.O. Box 30918
Billings, MT 59116-0918

> **Re:** **First Interstate BancSystem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2010**
> **File No. 000-49733**

Dear Mr. Scott:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   Please provide the information required by Item 11 of Schedule 14A with respect to your proposed offering of Class A common stock. See Instruction 1 to Schedule 14A.

<u>Proposed Amendments to Our Restated Articles of Incorporation, page 7</u>

2.   Please revise the first paragraph of this section to eliminate references to the incorrect number of proposals to be acted on at the special meeting.

<u>Proposal No.1: Amendment to our Existing Articles to recapitalize..., page 8</u>

3.   Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter intended to be acted upon. Please revise your proxy statement to unbundle this proposal.

<u>Stock Split, page 11</u>

4.   Please discuss the reasons for the proposed stock split in this section.

<u>Proposal No. 4: Amendment to our Existing Articles to provide for indemnification..., page 16</u>

5.   Please briefly describe any substantial interest your officers and directors may have in this matter.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief